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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------

                                 SCHEDULE 13G
                                (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13D-1(B) (C), AND (D) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13D-2(B)
                              (Amendment No. 3)*




                                  Aldila, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    014384101
            --------------------------------------------------------
                                 (CUSIP Number)

                                  June 13, 2001
            --------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:
                               |_| Rule 13d-1(b)
                               |X| Rule 13d-1(c)
                               |_| Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.   014384101                   13G                    PAGE 2 OF 4 PAGES

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1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    Lloyd I. Miller, III                   ###-##-####
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            |_| (A)
                                                                 |_| (B)
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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            NUMBER OF                5. SOLE VOTING POWER
              SHARES
           BENEFICIALLY                 1,224,655
             OWNED BY                -------------------------------------------
               EACH                  6. SHARED VOTING POWER
            REPORTING
              PERSON                    1,386,588
               WITH                  -------------------------------------------
                                     7. SOLE DISPOSITIVE POWER

                                        1,224,655
                                     -------------------------------------------
                                     8. SHARED DISPOSITIVE POWER

                                        1,386,588
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,611,243
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    17.11%
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12. TYPE OF REPORTING PERSON*

    IN-IA-00**
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  **See Item 4.




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                                                                     Page 3 of 4


Item 1(a).   Name of Issuer:                            Aldila, Inc.

Item 1(b).   Address of Issuers's Principal
             Executive Offices:                         12140 Community Road
                                                        Poway, California 92064

Item 2(a).  Name of Person Filing:                      Lloyd I. Miller, III

Item 2(b).  Address of Principal Business Office
            or, if None, Residence:                     4550 Gordon Drive
                                                        Naples, Florida 34102

Item 2(c).  Citizenship:                                U.S.A.

Item 2(d).  Title of Class of Securities:               Common Stock

Item 2(e).  CUSIP Number:                               014384101

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A: Not Applicable, this statement is filed pursuant to 13d-1(c)

 Item 4. OWNERSHIP: Miller shares dispositive and voting power with respect to 1,386,588 shares of the reported securities (i) as an advisor to the trustee of certain family trusts and (ii) as to accounts set up under the Florida Uniform Gift to Minors Act for which Miller's wife is custodian. Miller has sole dispositive and voting power with respect to 1,224,655 of the reported securities (i) as the manager of a limited liability company that is the general partner of certain limited partnerships, (ii) as the custodian to accounts set up under the Florida Uniform Gift to Minors Act (iii) as trustee for certain trusts, (iv) as to shares owned by Miller as an individual and (v) as investment advisor to the trustee of certain trusts.

           (a)  2,611,243

           (b)  17.11%

           (c)  (i) sole voting power:               1,224,655

                (ii) shared voting power:            1,386,588

                (iii) sole dispositive power:        1,224,655

                (iv) shared dispositive power:       1,386,588








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                                                                     Page 4 of 4

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:          Not Applicable

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Persons other than Lloyd I. Miller, III, have the right to receive dividends from, or the proceeds from the sale of, the reported securities. None of these persons has the right to direct such dividends or proceeds.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not Applicable

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable

Item 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

Item 10.  CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  June 14, 2001
                                           By:  /s/ Lloyd I. Miller, III
                                                ----------------------------
                                                  Lloyd I. Miller, III